August 24, 2010
Mr. Max Webb, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	Teekay Tankers Ltd. Form 20-F Filed March 30, 2010 Amendment No.1 to Form 20-F Filed April 5, 2010 Amendment No.2 to Form 20-F Filed June 3, 2010 File No. 001-33867
Dear Mr. Webb:
We have reviewed your letter to us of August 16, 2010 setting forth staff comments on the Teekay Tankers Ltd. (“Teekay” or the “Company”) Form 20-F for the fiscal year ended December 31, 2009, as amended. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the Form 20-F as originally filed.
Principal Accountant Fees and Services, page 56
1.
Please confirm that in future filings you will disclose the percentage of services listed in the table on page 56 that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Refer to Item 16C(e)(2) of Form 20-F.

Response to Comment No. 1:
We confirm that in future filings we will disclose the percentage of services listed in the table on page 56 that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
* * * * *
In connection with responding to the staff’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you want to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6617.
Sincerely,
/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP) Gary Miller (Ernst & Young LLP) William Lawes (Audit Committee Chair)